Exhibit 18
LETTER REGARDING CHANGE IN ACCOUNTING PRINCIPLE

December 3, 2009

Mr. David Johnson
Chief Financial Officer
Johnson Outdoors Inc.
555 Main Street
Racine, WI 53403

Dear Mr. Johnson:

Note 1 of the Notes to the annual consolidated financial statements of Johnson Outdoors Inc. included in its Form 10-K for the year ended October 2, 2009, describes a change regarding the date of the Company’s annual goodwill and other indefinite lived-intangible assets impairment assessment from the last day of the fiscal fourth quarter to the last day of the Company’s August month end. There are no authoritative criteria for determining a preferable measurement date based on the particular circumstances; however, we conclude that such method in the change of accounting is an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst and Young LLP
Milwaukee, Wisconsin